UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of  June 2011

Commission File Number:  0-30628

ALVARION LTD.

(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Press release on Alvarion® report Q1 2011 results Dated May 3, 2011	9

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALVARION LTD.

Date: June 13, 2011	By:	/s/ Lior Shemesh
Name: Lior Shemesh
Title: CFO

EXHIBIT 1

Investor Contacts: Lior Shemesh, CFO +972.3.645.6252 +1.760.685.2007 lior.shemesh@alvarion.com
Claudia Gatlin +1.212.830.9080 claudia.gatlin@alvarion.com

Alvarion® Reports Q1 2011 Results

Successful restructuring during the quarter
sets the stage for profitability

Tel Aviv, May 3, 2011 — Alvarion Ltd. (NASDAQ:ALVR), the world’s leading provider of 4G networks in the Broadband Wireless Access (BWA) market today announced financial results for the first quarter of 2011.

Q1 Highlights:
•           Shipments of $42.9 million, an 11.5% sequential decrease
•           Revenues of $46.5 million, an 8.5% sequential decrease
•           GAAP net loss of ($0.23) per share; non-GAAP net loss of ($0.10) per share.

In the first quarter of 2011, total revenues were $46.5 million, a decrease of 8.5% from $50.8 million in the fourth quarter of 2010, and a decrease of 10.4% from $51.9 million in the first quarter of 2010.

GAAP net loss in the first quarter of 2011 was ($14.5) million, or ($0.23) per share, including restructuring and other charges of approximately $7.1 million related mainly to employee termination expenses and vacating office space. This compares to a net loss of ($76.9) million, or ($1.24) per share in Q4 2010, including impairment charges of approximately $64.5 million. GAAP net loss in the first quarter of 2010 was ($4.9) million, or ($0.08) per share.

Excluding the stock based compensation, restructuring and related charges as well as impairment charges, on a non-GAAP basis, the company reported a net loss of ($6.5) million in the first quarter of 2011, or ($0.10) per share, compared with non-GAAP net loss of ($11.2) million, or ($0.18) per share in the fourth quarter of 2010, and non-GAAP net loss of ($3.7) million, or ($0.06) per share in the first quarter of 2010.

Please refer to the accompanying financial table for reconciliation of GAAP financial information to non-GAAP for the first quarter of 2011 and the comparative periods.

Cash used in operations in the first quarter of 2011 was ($12.6) million. As of March 31, 2011, cash, cash equivalents and investments totaled $69.2 million.

Management Comments on Q1 2011

“During Q1 we completed a difficult but successful restructuring which lays the foundation for sustained profitability,” said Eran Gorev, president and CEO of Alvarion. “We continue to work with our valuable installed base of customers to expand and improve their networks and we see attractive, profitable new business opportunities in the 4G market going forward.  In line with our strategic plan, we continue to pursue initiatives in vertical markets such as local government, education, homeland security, utilities and other vertical segments, which we view as having attractive on-going and long-term potential.

“Our backlog of orders and pipeline of business opportunities indicate that we are on track to achieve our goal of profitability from Q2 onward.  That said, we also have a significant amount of business to ship before the end of the second quarter and remain vulnerable to potential delays, as we are in any quarter.  We are pleased with our progress and generally confident about achieving our strategic goals.”

Other matters

On February, 11, 2010, Alvarion made a loan to a key customer in the form of subordinated convertible promissory notes. In connection with the loan, one of the customer’s subsidiaries agreed to purchase certain quantities of equipment and services from Alvarion. Based on information the company obtained about the customer’s financial condition  indicating that the loan is unlikely to be repaid, the company's 2010 audited financial statements in its 2010 Annual Report on Form 20-F, will show an increase in the net loss of $7.4 million to reflect the impairment of this asset.  Thus, Alvarion’s GAAP net loss for calendar year 2010 will be revised to $98.5 million, or ($1.58 per share).  The net loss for calendar year 2010 reported in the unaudited financial statements announced on February 2, 2011 was $91.1 million, or ($1.47) per share.  There is no impact on Alvarion’s non-GAAP net loss for 2010. Comparative GAAP results for Q4 of 2010, included in this press release, have also been adjusted to reflect the increase in the net loss.

Alvarion management will host a conference call today, May 3, at 9:00 a.m. Eastern time to discuss Q1 results and other matters.

Please call the following dial in number to participate:
USA: (800) 230-1951; International: +1(612) 332-0226.

The public is invited to listen to the live webcast of the conference call.
For details please visit Alvarion’s website at www.alvarion.com.
An archive of the online broadcast will be available on the website.

A replay of the call will be available from 10:00 a.m. EST on May 4, 2011 through 11:59 a.m. EST on June 4, 2011.

To access the replay, please call:
USA: (800) 475-6701
International: +1(320) 365-3844.
To access the replay, users will need to enter the following code: 197777.

Alvarion has scheduled dates for the earnings announcements during 2011 and this schedule is available on the website at http://www.alvarion.com/index.php/en/investors .

ALVARION LTD. & ITS SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except per share data)

	Three	Three	Three
	Months Ended	Months Ended	Months Ended	Year Ended
	March 31,	March 31,	December 31,	December 31,
	2011	2010	2010	2010

Sales	$46,501	$51,938	$50,834	$205,815

Cost of sales	31,986	29,634	35,189	133,475
Gross profit	14,515	22,304	15,645	72,340

Operating expenses:
Research and development, net	8,308	11,464	8,945	38,717
Selling and marketing	9,766	11,849	10,424	43,376
General and administrative	3,846	4,044	8,034	19,920
Amortization of intangible assets	-	33	31	130
Restructuring and other charges (*)	7,128	-	-	3,573
Impairment of goodwill	-	-	57,110	57,110
Total Operating expenses	29,048	27,390	84,544	162,826
Operating loss	(14,533)	(5,086)	(68,899)	(90,486)

Other loss	-	-	(7,000)	(7,000)

Financial income (expenses), net	81	350	(675)	(99)
Net loss before Tax	(14,452)	(4,736)	(76,574)	(97,585)

Income Tax	-	181	311	894
Net loss	(14,452)	(4,917)	(76,885)	(98,479)

Basic net loss per share:	$(0.23)	$(0.08)	(1.24)	$(1.58)

Weighted average number of shares used in computing basic net loss per share	62,271	62,152	62,247	62,199

Diluted net loss per share:
	$(0.23)	$(0.08)	(1.24)	$(1.58)

Weighted average number of shares used in computing diluted net loss per share	62,271	62,152	62,247	62,199

(*)  Results of the organizational change and other charges.

ALVARION LTD. & ITS SUBSIDIARIES
RECONCILIATION BETWEEN GAAP TO NON-GAAP STATEMENT OF INCOME
U.S. dollars in thousands (except per share data)

		Three			Three
		Months Ended			Months Ended
		March 31,			December 31,
		2011			2010
	GAAP	Adjustments		Non-GAAP	Non-GAAP

Sales	$46,501	$-		$46,501	$50,834

Cost of sales	31,986	(32	) (a)	31,954	35,001

Gross profit	14,515	32		14,547	15,833

Operating expenses:
Research and development, net	8,308	(81	) (a)	8,227	8,726
Selling and marketing	9,766	(131	) (a)	9,635	10,120
General and administrative	3,846	(583	) (a)	3,263	7,604
Restructuring and other charges	7,128	(7,128	) (b)	-	-
Total Operating expenses	29,048	(7,923)		21,125	26,450
Operating loss	(14,533)	7,955		(6,578)	(10,617)

Financial income (expenses), net	81	-		81	(321)
Net loss before Tax	(14,452)	7,955		(6,497)	(10,938)

Income Tax	-	-		-	311
Net loss	(14,452)	7,955		(6,497)	(11,249)

Basic net loss per share	$(0.23)			$(0.10)	$(0.18)

Weighted average number of shares used in computing basic net loss per share	62,271			62,271	62,247

Diluted net loss per share	$(0.23)			$(0.10)	$(0.18)

Weighted average number of shares used in computing diluted net loss per share	62,271			62,271	62,247

(a)  The effect of stock-based compensation.

(b)  Results of the organizational change and other charges.

ALVARION LTD. & ITS SUBSIDIARIES
DISCLOSURE OF NON-US GAAP NET INCOME

FOR COMPARATIVE PURPOSES NET INCOME AND EARNINGS PER SHARE FROM CONTINUING OPERATIONS EXCLUDING AMORTIZATION
OF ACQUIRED INTANGIBLES, STOCK BASED COMPENSATION EXPENSES, RESTUCTURING EXPENSES AND OTHER CHARGES

U.S. dollars in thousands (except per share data)

	Three	Three	Three
	Months Ended	Months Ended	Months Ended	Year Ended
	March 31,	March 31,	December 31,	December 31,
	2011	2010	2010	2010

Net loss according to US GAAP	$(14,452)	$(4,917)	$(76,885)	$(98,479)

Amortization and Impairment of intangible assets	-	33	31	130

Stock based compensation expenses related to ASC 718	827	1,148	1,141	3,335

Restructuring and other charges (*)	7,128	-	-	3,573

Impairment of goodwill	-	-	57,110	57,110

Impairment of short term investment	-	-	7,354	7,354

Net loss excluding amortization of acquired intangibles, stock based compensation, restructuring expenses and impairment charges	$(6,497)	$(3,736)	$(11,249)	$(26,977)

Basic net loss per share excluding amortization of acquired intangibles, stock based compensation, restructuring expenses and impairment charges	$(0.10)	$(0.06)	$(0.18)	$(0.43)

Weighted average number of shares used in computing basic net loss per share	62,271	62,152	62,247	62,199

Diluted net loss per share excluding amortization of acquired intangibles, stock based compensation, restructuring expenses and impairment charges	$(0.10)	$(0.06)	$(0.18)	$(0.43)

Weighted average number of shares used in computing diluted net loss per share	62,271	62,152	62,247	62,199

(*)  Results of the organizational change and other charges.

ALVARION LTD. & ITS SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	March 31,	December 31,
	2011	2010
ASSETS
Cash, cash equivalents, short-term and long-term investments	$69,204	$83,345
Trade receivables	46,386	49,931
Other accounts receivable	9,871	10,807
Inventories	54,483	56,078

PROPERTY AND EQUIPMENT, NET	11,382	14,603

TOTAL ASSETS	$191,326	$214,764

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

Trade payables	$40,597	$51,242
Other accounts payable and accrued expenses	37,483	36,377

Total current liabilities	78,080	87,619

LONG TERM LIABILITIES
Long term employees liabilities	2,116	2,712
Long term liabilities others	2,118	2,346

Total long term liabilities	4,234	5,058

TOTAL LIABILITIES	82,314	92,677

SHAREHOLDERS' EQUITY	109,012	122,087

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$191,326	$214,764

ALVARION LTD.& ITS SUBSIDIARIES
Consolidated Statement of Cash Flows
U.S. dollars in thousands

Three
Months ended
March 31, 2011

Cash flows from operating activities:
Net loss	$(14,452)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	1,771
Capital loss on disposal of property and equipment	2,960
Stock based compensation expenses ASC 718	827
Decrease in trade receivables	3,545
Decrease in other accounts receivable and prepaid expenses	1,649
Decrease in inventories	1,595
Decrease in trade payables	(10,645)
Increase in other accounts payables and accrued expenses	934
Decrease in long term employees liabilities	(596)
Decrease in long term liabilities	(228)
Net cash used by operating activities	(12,640)

Cash flows from investing activities:
Purchase of fixed assets	(1,514)
Proceeds from fixed assets	4
Net cash used in investing activities	(1,510)

Cash flows from financing activities:
Proceeds from exercise of employees' stock options	9
Net cash provided by financing activities	9

Decrease in cash, cash equivalents, short-term and long-term investments	(14,141)

Cash, cash equivalents, short-term and long-term investments at the beginning of the period	83,345
Cash, cash equivalents, short-term and long-term investments at the end of the period	$69,204

About Alvarion

Alvarion (NASDAQ:ALVR) is a global 4G communications leader with the industry’s most extensive customer base, including hundreds of commercial 4G deployments. Alvarion’s industry leading network solutions for broadband wireless technologies WiMAX, TD-LTE and WiFi, enable broadband applications for service providers and enterprises covering a variety of industries such as mobile broadband, residential and business broadband, utilities, municipalities and public safety agencies. Through an open network strategy, superior IP and OFDMA know-how, and ability to deploy large scale end-to-end turnkey networks, Alvarion is delivering the true 4G broadband experience today (www.alvarion.com).

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: potential impact on our business of the current global recession, the inability of our customers to obtain credit to purchase our products as a result of global credit market conditions, the failure to fund projects under the U.S. broadband stimulus program, continued delays in 4G license allocation in certain countries; the failure of the market  for 4G products to develop as anticipated;, Alvarion’s inability to capture market share in the expected growth of the 4G market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, marketing or manufacturing objectives; the failure of Alvarion’s strategic initiatives to enable Alvarion to more effectively capitalize on market opportunities as anticipated;  inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Sivan Farfuri, Sivan.farfuri@alvarion.com or +972.3.767.4159.

Alvarion®, its logo and all names, product and service names referenced herein are either registered trademarks, trademarks, trade names or service marks of Alvarion Ltd. in certain jurisdictions. All other names are or may be the trademarks of their respective owners. “WiMAX Forum” is a registered trademark of the WiMAX Forum. “WiMAX,” the WiMAX Forum logo, “WiMAX Forum Certified” and the WiMAX Forum Certified logo are trademarks of the WiMAX Forum